Exhibit 99.1

Freeline Reports New Data from Fabry Disease Program, Pipeline and Company Updates, Including Appointment of Pamela Foulds, MD as Chief Medical Officer, and Third Quarter 2021 Financial Results

Lowest dose cohort of MARVEL-1 trial of FLT190 for Fabry disease demonstrates durable α-Gal A expression over two years in the first patient and promising efficacy with near normal α-Gal A levels in the second patient, who remains off enzyme replacement therapy more than 16 weeks post-dosing

Third patient in MARVEL-1 to be dosed at 7.5e11 vg/kg dose level in first quarter 2022 with additional safety monitoring after case of mild and transient myocarditis observed

FLT201 Phase 1/2 trial for Gaucher disease Type 1 on track for trial site initiation by year-end; FLT180a Phase 1/2 dose confirmation trial for hemophilia B to be in clinic by first quarter 2022

LONDON, November 9, 2021 – Freeline Therapeutics Holdings plc (Nasdaq: FRLN) (the “Company” or “Freeline”), a clinical-stage biotechnology company developing transformative AAV-mediated gene therapies for patients suffering from inherited systemic debilitating diseases, today announced new data from its ongoing Phase 1/2 MARVEL-1 dose-finding clinical trial of FLT190 for the treatment of Fabry disease and provided updates on its pipeline programs. The Company also announced that Pamela Foulds, MD has been appointed as Chief Medical Officer (CMO) and reported financial results for the third quarter of 2021.

“Today we are pleased to announce that enzyme expression data from the second patient in our Phase 1/2 dose-finding trial of FLT190 are highly encouraging, with expression of alpha-galactosidase A reaching near-normal levels and the patient thus far remaining off enzyme replacement therapy since dosing,” said Michael Parini, Chief Executive Officer of Freeline. “These results were achieved in our lowest dose cohort and already FLT190 appears to be having a significant impact on α-Gal A activity and disease process in Fabry, which is the underlying goal and promise of the FLT190 program. We also learned that our proactive immune management regimen, which is being deployed across all of our programs, has been effective as no elevations of liver enzymes have been observed throughout the treatment period.”

“We are also delighted to further build our leadership team with the addition of Dr. Pamela Foulds, whom we welcome to Freeline as our new Chief Medical Officer,” said Mr. Parini. “Given our continued focus on delivering our clinical-stage assets and identifying new disease opportunities to tackle with our potent capsid and strong protein engineering capabilities, Pam’s expertise will be invaluable as we evaluate our programs and determine how to best advance them and unlock the value in our pipeline.”

“We will be dosing a third patient in the first dose cohort of MARVEL-1, which will allow us to gather additional information on a potential risk of mild and transient myocarditis in this patient population with underlying and contributory cardiac disease. This step is consistent with the recommendation of our independent Data Monitoring Committee, with whom we have worked to review the data.”

“The mild and transient myocarditis was an unexpected observation in the MARVEL-1 study given the very strong safety record Freeline has established in hemophilia, where myocarditis was not observed in the 10 patients treated in the B-AMAZE study,” said Dr. Atul B. Mehta, formerly Clinical Director of the Lysosomal Storage Disorders Unit at the Royal Free London NHS Foundation Trust and Emeritus Professor of Haematology at University College London. “It’s likely that Fabry patients are predisposed to developing this by virtue of the pre-existing cardiomyopathy they often have as a result of the disease. Appropriate measures for even closer observation and monitoring have been introduced to ensure the safety of future trial participants.”

Mr. Parini continued, “As Freeline and others continue to explore the potential of gene therapy, we are working with regulatory authorities to update study protocols for FLT180a for hemophilia B and FLT201 for Gaucher disease Type 1 to include additional data collection. We believe this proactive step is the right approach for patients. As a result of these updates, we expect to initiate the trial of FLT180a in the first quarter of 2022 instead of by the end of this year and continue to anticipate interim data readouts in 2022 from both trials. We also are working with regulatory authorities to augment data monitoring for FLT190 and expect to continue patient dosing in the first quarter of 2022 following these updates.”

Key Pipeline and Operational Updates

Fabry Disease

•	The Company reported an interim program update on Patients One and Two and progress in its Phase 1/2 MARVEL-1 dose-finding trial of FLT190. The data cutoff date was October 6, 2021.
•	Patient Two:
o

Patient Two was dosed at the lowest dose cohort of 7.5e11 vg/kg in June 2021 and experienced a sustained and durable response with an increase in expression of plasma α-galactosidase A (α-Gal A), the missing enzyme in Fabry disease, to near normal levels, from 0.0 nmol/hr/mL at baseline to an average of 3.9 nmol/hr/mL from weeks 6 to 16 post-dosing. Thus far, the patient remains off enzyme replacement therapy (ERT).

o

With respect to safety, the treatment was well-tolerated with no dose-limiting toxicities or serious adverse events (SAEs). As of the cutoff date, there were no adverse events higher than Grade 1 (mild). Patient Two has a history of cardiac disease and on routine weekly monitoring, an incidental finding of changes in cardiac markers, troponin-T and electrocardiogram (ECG), was observed, although the patient was asymptomatic. After evaluation, these findings were determined to be consistent with mild and transient myocarditis. Patient 2’s troponin-T has since reverted to baseline, and the ECG remained stable as of the cutoff date. Ventricular functioning in the heart has remained normal throughout.

o	Patient Two has experienced no elevations in liver enzymes under our current immune management regimen, which has evolved in response to patient data in the hemophilia B and Fabry programs.
o

The total vector genome (vg) dose Patient Two received was approximately 40% higher than Patient One due to differences in their weights. Patient Two saw a 400% increase in enzyme levels compared with Patient One.

•	Patient One:
o

Long-term follow-up from Patient One shows durable response with plasma α-Gal A activity levels remaining elevated at two years post-dose and generally steady at an average of three times baseline. The patient had a subtherapeutic response with plasma α-Gal A at 0.8-1.3 nmol/hr/mL and restarted ERT at week six.

o

Patient One has experienced no enduring clinical sequelae of the transient mild myocarditis episode previously reported in 2019. Ventricular functioning in the heart remained normal throughout with cardiac magnetic resonance imaging (MRI) showing no evidence of scarring on follow-up at one- and two-years post-dosing.

•

An independent Data Monitoring Committee (DMC) conducted a comprehensive review of safety and efficacy data from the two patients dosed in the lowest dose cohort in the MARVEL-1 trial. The DMC has recommended that Freeline proceed with dosing a third patient in the first cohort at the same 7.5e11 vg/kg dose level with additional cardiac monitoring, which will be followed by an additional DMC meeting.

•

The Company is engaging with regulatory authorities to update the study protocols and trial design for FLT190 and expects to continue patient dosing in the first quarter of 2022 following these updates. Freeline continues to anticipate interim data readouts from the MARVEL-1 trial in 2022, sharing further efficacy and safety data.

Hemophilia B

•	On track to report long-term durability data from the Company’s Phase 1/2 dose-finding trial of FLT180a for the treatment of hemophilia B by year-end.
•

The Company is engaging with regulatory authorities to update the study protocol for the Phase 1/2 B-LIEVE dose-confirmation trial of FLT180a. The protocol changes and subsequent review shifts guidance by approximately one quarter for the FLT180a program, with study start expected in the first quarter of 2022 instead of by year-end 2021. We are currently evaluating the timing of our Phase 3 pivotal trial and filing of a Biologics License Application and will provide more concrete guidance next year. The Company continues to anticipate interim data readouts in 2022.

•

Pursuing Accelerated Approval with the U.S. Food and Drug Administration (FDA) using the surrogate endpoint of factor IX (FIX) activity levels combined with demonstration of a positive correlation between 26-week FIX activity levels and 52-week annualized bleeding rate (ABR), assuming robust data at 26 weeks.

•

Enrollment in the ECLIPSE run-in study for the Phase 1/2 B-LIEVE dose-confirmation trial of FLT180a is proceeding more quickly than expected. As a result, we believe we have identified a sufficient number of patients to fully enroll the B-LIEVE trial.

Gaucher Disease Type 1

•	Announced Orphan Drug Designations for FLT201 for the treatment of Gaucher disease Type 1 from the FDA and European Commission (EC).
•

The Company is engaging with regulatory authorities to update the study protocol for the Phase 1/2 dose-finding trial of FLT201 and remains on track for trial site initiation by year end 2021. We continue to expect trial start and interim data readouts on safety and efficacy in 2022.

Hemophilia A

•

The Company expects to complete ongoing preclinical studies of FLT210 for the treatment of hemophilia A by year end as previously anticipated. Based on data generated in these studies to date, the Company is evaluating whether additional studies will enhance an IND filing and the necessity of conducting these additional studies.

Platform Technology

•

The Company presented two preclinical posters at the 2021 European Society for Gene and Cell Therapy Virtual Congress detailing analysis methods for liver transduction and expression in non-human primate liver after AAVS3 delivery and the Company’s second generation two-plasmid packaging system for AAV vectors to improve quality and yield.

Corporate

•

Today the Company announced the expansion and strengthening of its executive leadership team with the appointment of Pamela Foulds, MD as Chief Medical Officer. Dr. Foulds is a US-trained physician, with over 20 years of experience as a leader in the life sciences sector and extensive practice in the rare disease field. She is an experienced CMO, having served in that capacity at both Auregen BioTherapeutics SA and Aegerion Pharmaceuticals Inc. Prior to that, she spent eight years at Biogen Inc., working in both hemophilia and neurology. Earlier in her career, Dr. Foulds oversaw medical affairs for the lysosomal storage disease programs at Genzyme. Dr. Foulds will report to Chief Executive Officer Michael Parini and serve on the executive leadership team. She will be based in the US leading the Company’s global clinical, medical and regulatory activities. Dr. Foulds holds a Bachelor of Science degree from Georgetown University and a medical degree from Georgetown University Medical School. She was trained in Neurology at Stanford University Hospital.

Q3 2021 Financial Highlights

•

Cash Position: Cash and cash equivalents were $136.4 million as of September 30, 2021, as compared to $230.0 million as of December 31, 2020. Based on the Company’s revised operating plan, Freeline expects that its current level of cash and cash equivalents will enable the Company to fund its operating expenses into the first quarter of 2023. The Company continues to review its operations to focus resources on efforts that are expected to return the highest value to its shareholders.

•

R&D Expenses: Research and development (“R&D”) expenses for the nine months ended September 30, 2021 were $70.8 million, as compared to $55.3 million for the same period in 2020. The increase of $15.5 million was driven by increased investment in activities related to the current and proposed clinical trials for FLT201, facilities and overall R&D, which includes earlier pipeline programs and further development of Freeline’s platform technology.

•

G&A Expenses: General and administrative (“G&A”) expenses for the nine months ended September 30, 2021 were $37.2 million, as compared to $14.9 million for the same period in 2020. The increase of $22.3 million was driven primarily by an increase in legal and professional fees, related to expenses associated with the Company’s status as a public company, including annual and periodic reporting, implementation of equity compensation programs, more extensive governance requirements, and increased audit fees and expenses related to US GAAP requirements, as well as an increase in non-cash share-based compensation expense, primarily due to equity grants to employees related to the completion of the Series C financing and the IPO.

~~•~~	As of September 30, 2021, the Company had 35,814,255 ordinary shares issued and outstanding.

About Freeline Therapeutics

Freeline is a clinical-stage biotechnology company developing transformative adeno-associated virus (AAV) vector-mediated systemic gene therapies. The Company is dedicated to improving patient lives through innovative, one-time treatments that provide functional cures for inherited systemic debilitating diseases. Freeline uses its proprietary, rationally designed AAV vector, along with novel promoters and transgenes, to deliver a functional copy of a therapeutic gene into human liver cells, thereby expressing a persistent functional level of the missing or dysfunctional protein into the patient’s bloodstream. The Company’s integrated gene therapy platform includes in-house capabilities in research, clinical development, manufacturing and commercialization. The Company has clinical programs in hemophilia B and Fabry disease, as well as preclinical programs in Gaucher disease Type 1 and hemophilia A. Freeline is headquartered in the UK and has operations in Germany and the US.

About Hemophilia

Hemophilia is a genetic bleeding disorder caused by a deficiency in clotting factor protein that impairs blood clot formation. In hemophilia A, there is a deficiency of the clotting factor VIII (eight) protein and in hemophilia B, there is a deficiency of the clotting factor IX (nine) protein. Hemophilia A and B are X-linked diseases that mainly affect boys and men; however, women who carry an affected copy of the clotting factor gene may also experience symptoms. Hemophilia A is the most common type of hemophilia affecting about one in every 5,000 males, while hemophilia B affects about one in every 30,000 males. Hemophilia is classified as mild, moderate or severe, depending on the level of clotting factor VIII or IX in the blood and is diagnosed through blood tests.

About FLT180a for Hemophilia B

The Freeline hemophilia B program, FLT180a, uses a potent, rationally designed capsid (AAVS3) containing an expression cassette encoding a gain of function Padua variant of human factor IX (FIX). FLT180a was studied in B-AMAZE, a Phase 1/2 dose-finding trial in patients with severe and moderately severe hemophilia B with the goal of normalizing FIX activity in patients with moderate and severe hemophilia. Patients treated in B-AMAZE are being followed in a long-term follow-up study. A Phase 1/2 dose-confirmation trial of FLT180a called B-LIEVE is planned.

About Fabry Disease

Fabry disease is a genetic lysosomal disease that leads to a deficiency in α-galactosidase A (α-Gal A), which is a key enzyme needed to break down a fatty substance called globotriaosylceramide (Gb3) and lyso-Gb3. Without the enzyme, this fatty substance builds up throughout the body, affecting tissues and organs including skin, kidneys, heart and the nervous system. Fabry disease occurs in all ethnic groups and is estimated to affect one in every 40,000 people. Freeline is currently focused on classic Fabry disease where patients have little to no functional α-Gal A enzyme. The current standard of care is lifelong intravenous infusions of enzyme replacement therapy (ERT) or pharmacological chaperone therapy (PCT). Certain treatments can carry a significant burden on the patient. The aim of Freeline’s investigational gene therapy program is to deliver a one-time treatment of a long-lasting gene therapy that will provide a sustained, therapeutically relevant level of α-Gal A that we believe would eliminate the need for ERT or PCT.

About FLT190 for Fabry Disease

FLT190 is an investigational AAV gene therapy in development as a potential treatment for patients with Fabry disease. FLT190 consists of a potent, rationally designed capsid (AAVS3) containing an expression cassette with a codon-optimized human α-Gal A cDNA under the control of a liver-specific promoter. The Company’s current MARVEL-1 Phase 1/2 dose-finding trial evaluates the safety and efficacy of FLT190 in Fabry patients, who often have pre-existing cardiac manifestations due to underlying substrate accumulation and disease progression in the heart. The treatment is administered by intravenous infusion that lasts approximately one hour and does not require the patient to undergo stem cell harvest or conditioning with chemotherapy.

About Gaucher Disease

Gaucher disease is a genetic disorder in which a fatty substance called glucosylceramide accumulates in macrophages in certain organs due to the lack of functional glucocerebrosidase (GCase). The disorder is hereditary and presents in various subtypes. Freeline is currently focused on Gaucher disease Type 1, the most common type, which impacts the health of many organs of the body including the spleen, liver, blood system and bones. The current standard of care is intravenous infusion of ERT every two weeks, which is a significant treatment burden on the patient.

About FLT201 for Gaucher Disease

FLT201 is an investigational gene therapy for the treatment of Gaucher disease Type 1. It consists of a potent, rationally designed AAV capsid (AAVS3) containing an expression cassette that encodes for a novel glucocerebrosidase variant (GCasevar85) under the control of a liver-specific promoter. The GCasevar85 contains two novel amino acid substitutions to the wild-type human GCase, which results in a 20-fold increase in GCase half-life at lysosomal pH conditions, but similar catalytic parameters to those of wild-type GCase and ERT. The Company’s high-transducing AAVS3 capsid advances its goal to address unmet needs for those affected by Gaucher disease by potentially enabling sustained, endogenous production of GCase following a one-time intravenous infusion. The aim of Freeline’s investigational gene therapy program is to deliver a one-time treatment of a long-lasting gene therapy that will provide a sustained, therapeutically relevant level of endogenous GCase, thus eliminating the need for ERT.

Forward-Looking Statements

This press release contains statements that constitute “forward looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the Company’s opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results, in contrast with statements that reflect historical facts. Examples include, among other topics, discussion of the Company’s strategies, anticipated operating and financial performance and financial condition; the Company’s expectations regarding its use of cash and cash runway; statements regarding the initiation, timing, progress and results of the Company’s preclinical studies and clinical trials, including dosing of a third patient in the Phase 1/2 MARVEL-1 dose-finding clinical trial of FLT190, commencement of the Phase 1/2 B-LIEVE dose-confirmation clinical trial of FLT180a and trial site initiation in the Phase 1/2 dose-finding clinical trial of FLT201 and data readouts from those trials, whether we have identified a sufficient number of patients to fully enroll the B-LIEVE trial and completion of pre-clinical studies of FLT210; statements regarding the expected timing of regulatory filings; and manufacturing, research, pipeline, and clinical trial plans, including anticipated clinical development milestones for the Company’s product candidates. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project” or “expect,” “may,” “will,” “would,” “could” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to the Company, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks and uncertainties, including the Company’s recurring losses from operations; the uncertainties inherent in research and development of the Company’s product candidates, including statements regarding the timing of initiation, completion and the outcome of clinical studies or trials and related preparatory work and regulatory review, regulatory submission dates, regulatory approval dates and/or launch dates, as well as risks associated with preclinical and clinical data, including the possibility of unfavorable new preclinical, clinical or safety data and further analyses of existing preclinical, clinical or safety data; the Company’s ability to design and implement successful clinical trials for its product candidates; the recent departures of a number of executive officers of the Company, and the Company’s ability to fill open positions, implement an orderly transition process and retain key talent; whether the Company’s cash resources will be sufficient to fund the Company’s foreseeable and unforeseeable operating expenses and capital expenditure requirements for the Company’s expected timeline; the potential for a pandemic, epidemic or outbreak of infectious diseases in the US, UK or EU, including the COVID-19 pandemic, to disrupt and delay the Company’s clinical trial pipeline; the Company’s failure to demonstrate the safety and efficacy of its product candidates; the fact that results obtained in earlier stage clinical testing may not be indicative of results in future clinical trials; the Company’s ability to enroll patients in clinical trials for its product candidates; the possibility that one or more of the Company’s product candidates may cause serious adverse, undesirable or unacceptable side effects or have other properties that could delay or prevent their regulatory approval or limit their commercial potential; the Company’s ability to obtain and maintain regulatory approval of its product candidates; the Company’s limited manufacturing experience, which could result in delays in the development, regulatory approval or commercialization of its product candidates; and the Company’s ability to identify or discover additional product candidates, or failure to capitalize on programs or product candidates. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. We cannot guarantee that any forward-looking statement will be realized. Should known or unknown risks or uncertainties materialize or should underlying assumptions prove inaccurate, actual results could vary materially from past results and those anticipated, estimated or projected. Investors are cautioned not to put undue reliance on forward-looking statements. A further list and description of risks, uncertainties and other matters can be found in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020 and in subsequent reports on Form 6-K, in each case including in the sections thereof captioned “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3.D. Risk factors.” Many of these risks are outside of the Company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The Company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law. For further information, please reference the Company’s reports and documents filed with the U.S. Securities and Exchange Commission (the “SEC”). You may review these documents by visiting EDGAR on the SEC website at www.sec.gov.

Contact

David S. Arrington
Vice President Investor Relations & Corporate Communications
Freeline Therapeutics
david.arrington@freeline.life
+1 (646) 668 6947

Freeline Therapeutics Holdings plc

Unaudited Condensed Consolidated Statements of Operations Data

(in thousands of U.S. dollars, except per share data)

	For the Nine Months Ended September 30,
	2021	2020
OPERATING EXPENSES:
Research and development	$70,827	$55,267
General and administrative	37,219	14,923
Total operating expenses	108,046	70,190
LOSS FROM OPERATIONS:	(108,046)	(70,190)
OTHER INCOME (EXPENSE) NET:
Other income (expense), net	493	748
Interest income, net	350	144
Benefit from R&D tax credit	1,541	11,127
Total other income (expense), net	2,384	12,019
Loss before income taxes	(105,662)	(58,171)
Income tax expense	(29)	(74)
Net loss	(105,691)	(58,245)
Net loss per share attributable to ordinary shareholders—basic and diluted	$(2.96)	$(8.39)
Weighted average ordinary shares outstanding—basic and diluted	35,686,751	6,940,608

Freeline Therapeutics Holdings plc

Unaudited Condensed Consolidated Balance Sheet Data

(in thousands of U.S. dollars, except per share data)

	September 30,	December 31,
	2021	2020
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$136,377	$229,974
Account receivable	—	97
Prepaid expenses and other current assets	22,161	28,105
Total current assets	158,538	258,176
Property and equipment, net	10,141	8,608
Intangible assets, net	10	23
Other non-current assets	2,077	1,805
Total assets	$170,766	$268,612
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$5,665	$8,093
Accrued expenses and other current liabilities	12,303	10,719
Total current liabilities	17,968	18,812
Total liabilities	17,968	18,812
Commitments and contingencies
SHAREHOLDERS’ EQUITY:
Deferred shares	137	155
Additional paid-in capital	465,285	456,293
Accumulated other comprehensive loss	9,057	9,342
Accumulated deficit	(321,681)	(215,990)
Total shareholders’ equity	152,798	249,800
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$170,766	$268,612